

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 6, 2010

Zhou Hui, Chief Accountant
Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

>   **Re: Huaneng Power International, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed April 19, 2010**
>   **File No. 1-13314**

Dear Ms. Hui:

We have reviewed your responses in your letter filed November 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business day by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Financial Statements, page F-1

Notes to the Financial Statements, page F-11

Note 5. Revenue and Segment Information, page F-38

1.   We have reviewed your response to comment 2 in our letter dated November 2, 2010. Please provide us with your revenue, profit or loss, and asset quantitative threshold computations of the Singapore power generation segment. Please ensure you demonstrate how these calculations comply with paragraph 13 (a)-(c) of IFRS 8. Considering the extensive Singapore operation disclosures included throughout your filing and the fact that Singapore is a new market representing approximately 13% and

14%, respectively, of your total consolidated assets and revenues, please also clarify why you believe separate presentation of Singapore operations would not significantly affect the investments decisions of your financial statement users.

You may contact Yong Kim at (202) 551-3323 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gu Biquan, Huaneng Power International, Inc.
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